ETF SERIES SOLUTIONS
615 East Michigan Street | Milwaukee, Wisconsin 53202
January 10, 2024
VIA EDGAR TRANSMISSION
Mr. Keith O’Connell
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	ETF Series Solutions (the “Trust”)
Defiance Pure 2x Bull Semiconductor ETF, Defiance Pure 2x Bull Airline ETF (each a “Fund”)
File Nos.: 333-179562 and 811-22668
Dear Mr. O’Connell:
Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A (the “Amendments”), which were filed for the purpose of registering shares of each Fund as a new series of the Trust. No securities were sold in connection with the Amendment, and the Trust has determined not to proceed with the offering of this series at this time.

Post-Effective Amendment No.	Date Filed	Submission Type	Accession Number
827	9/2/2022	485APOS	0000894189-22-006753
836	11/15/2022	485BXT	0000894189-22-008302
839	12/2/2022	485BXT	0000894189-22-008730
843	12/20/2022	485BXT	0000894189-22-009128
847	1/12/2023	485BXT	0000894189-23-000203
849	1/24/2023	485BXT	0000894189-23-000379
855	2/22/2023	485BXT	0000894189-23-001268
862	3/13/2023	485BXT	0000894189-23-001963
867	4/11/2023	485BXT	0000894189-23-002573
875	5/10/2023	485BXT	0000894189-23-003637
880	5/17/2023	485BXT	0000894189-23-003764
884	6/6/2023	485BXT	0000894189-23-004084
892	7/5/2023	485BXT	0000894189-23-004626
898	8/3/2023	485BXT	0000894189-23-005381
906	9/1/2023	485BXT	0000894189-23-006848
911	9/29/2023	485BXT	0000894189-23-007358
919	10/27/2023	485BXT	0000894189-23-007899
928	11/22/2023	485BXT	0000894189-23-008520
939	12/21/2023	485BXT	0000894189-23-009149

If you have any additional questions or require further information, please do not hesitate to contact me at (513) 493-5880 or josh.hinderliter@usbank.com.

Sincerely,

/s/ Joshua J. Hinderliter
Joshua J. Hinderliter
Secretary